Filed Pursuant to Rule 253(g)(2)

File No. 024-11169

SUPPLEMENT DATED JANUARY 6, 2021

TO OFFERING CIRCULAR DATED NOVEMBER 10, 2020

LEGION WORKS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated November 10, 2020, of Legion Works, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated November 10, 2020, is available HERE, as supplemented HERE.

The purpose of this supplement is to:

•	Update and clarify certain rights and restrictions applicable to the Company’s Super Voting Common Stock and Voting Common Stock;

•	Update the risk factors; and

•	Disclose the Company’s acquisition of Hello Bar LLC.

Removal of Right of First Refusal; Voting Rights

The Company is clarifying that each share of Voting Common Stock is entitled to one vote per share. The Company’s Board of Directors has also amended its bylaws to remove from its Voting Common Stock the previously disclosed right of first refusal. Shareholders need not give notice to the Company before selling, assigning, pledging or in any manner transferring any of the Company’s shares of Voting Common Stock or any right or interest therein, whether voluntarily or by operations of law, or by gift or otherwise.

As a result,

•	reference to the restriction in footnote (3) of the cover page of the Offering Circular is deleted;

•	the subsection “Offering Summary - Resale Restrictions/Right of First Refusal” on page 8 of the Offering Circular is deleted;

•	the risk factor titled “The Shares in this Offering Are Subject to a Right of First Refusal under Certain Circumstances” on page 29 of the Offering Circular is deleted;

•	the subsections entitled “BUSINESS,” “Description of Rights of Classes of Stock,” and “Description of Warrants” on page 40-41 of the Offering Circular are deleted; and

•	the section of the Offering Circular entitled “Securities Being Offered” is deleted and replaced with the following:

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SECURITIES BEING OFFERED

Legion Works, Inc. (the “Company”) was formed on November 4, 2019 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware.

There are two classes of stock in the Company:

1.	Voting Common Stock and

2.	Super Voting Common Stock

The total number of shares of both classes of stock the Company is authorized to issue is 100,000,000 shares, 10,000,000 of which are Super Voting Common Stock and 90,000,000 of which are Voting Common Stock. The Shares being sold in this Offering are all Voting Common Stock.

The Company is offering Shares of its Voting Common Stock. Each share of Voting Common Stock is entitled to one vote.

There is one other class of stock in the Company as of the date of this Offering Circular which is Super Voting Common Stock. The Company does not expect to create any additional classes of stock during the next 12 months, but the Company is not limited from creating additional classes which may have preferred dividend, voting and/or liquidation rights or other benefits not available to holders of its Voting Common Stock if it chooses to do so.

The Super Voting Common Stock (which are not offered in this Offering Circular) are allowed 4 votes per share, whereas the Voting Common Stock (which is offered in this Offering Circular) have one vote per share. In every other respect, other than voting rights, the Super Voting Common and Voting Common Stock are identical.

Dividends will be declared, if at all (and subject to the rights of holders of additional classes of securities, if any), in the discretion of the Company’s Board of Directors. Dividends, if ever declared, may be paid in cash, in property, or in shares of the capital stock of the Company, subject to the provisions of law, the Company’s Bylaws and the Certificate of Incorporation.

While not guaranteed, the Company intends to pay dividends after the end of twelve (12) calendar months after the Offering’s final closing in the 2020 calendar year. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sums as the Board of Directors, in its absolute discretion, deems proper as a reserve for working capital, to meet contingencies, for equalizing dividends, for repairing or maintaining any property of the Company, or for such other purposes as the Board of Directors shall deem in the best interests of the Company. The Company anticipates that the amount set aside out of company profits will be twenty-five percent (25%) of net profits. Additionally, until the Company fully pays stockholders back the full invested capital, each investor will receive a dividend greater than his ownership percentage. Specifically, sixty-five percent (65%) of all net profits after funds are set aside (currently anticipated to be twenty-five percent (25%)) will be divided among all Voting Common Stock shareholders, with the remaining thirty-five percent (35%) being divided among the Super Commons Stock shareholders. After the Company fully pays stockholders back the fully invested capital, all dividends will be equal to the percentage owned by each stockholder (after funds are set aside) The Board of Directors reserves the right, in its full discretion, to adjust this arrangement should it reasonably believe that this arrangement is limited the company’s ability to grow. There is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to close. The Company anticipates numerous closings to take place during the Offering.

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The minimum subscription that will be accepted from an investor is One Thousand Dollars ($1,000) (the "Minimum Subscription"). A subscription for $1,000.00 or more in the Shares may be made only by tendering to the Company the executed Subscription Agreement (electronically or in writing) delivered with the subscription price in a form acceptable to the Company, via check, wire or ACH (or other payment methods the Company may later add). The execution and tender of the documents required, as detailed in the materials, constitutes a binding offer to purchase the number of Shares stipulated therein and an agreement to hold the offer open until the expiration date or until the offer is accepted or rejected by the Company, whichever occurs first.

The Company reserves the unqualified discretionary right to reject any subscription for Shares, in whole or in part. If the Company rejects any offer to subscribe for the Shares, it will return the subscription payment, without interest or reduction. The Company's acceptance of your subscription will be effective when an authorized representative of the Company issues you written or electronic notification that the subscription was accepted.

RISK FACTORS

The Company supplements and updates its Offering Circular to add the following risk factors:

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

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Investors in this Offering May Not Be Entitled to a Jury Trial with Respect to Claims Arising under the Subscription Agreement, Which Could Result in Less Favorable Outcomes to the Plaintiff(s) in any Action under the Agreement.

Investors in this offering will be bound by the Subscription Agreement (the “Agreement”), which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company’s securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

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In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

DESCRIPTION OF THE BUSINESS

In light of the Company’s acquisition of Hello Bar LLC (“Hello Bar”), discussed below, and other acquisitions it is exploring and considering which have similar product features, it has discontinued development of its Karma product. In its place, the Company is early in business and product planning for another internally created venture in the video marketing space. The subsection entitled “– Current Product Development – Karma” and references to the development of the Karma product are deleted throughout the Offering Circular.

Acquisition of Hello Bar LLC

On December 31, 2021, the Company acquired 100% of the membership interests in Hello Bar LLC (“Hello Bar”), a California limited liability company for a purchase price of $2,750,000 (the “Purchase Price”) pursuant to the Membership Interest Purchase Agreement (the “Purchase Agreement”), filed as an exhibit to the Company’s Current Report on Form 1-U dated January 7, 2021. Under the terms of the Purchase Agreement, the Company will purchase Hello Bar from the Company’s Director and Chief Officer of Operations, Michael Kamo who, prior to this transaction held 100% of Hello Bar’s membership interests. As discussed in Article 2.1(b) of the Purchase Agreement, and in this Offering Circular, the parties to the Purchase Agreement obtained a third-party valuation of Hello Bar prior to agreeing to a Purchase Price, which included seeking offers through a broker from interested parties to establish a fair market value for Hello Bar. The parties agreed to a Purchase Price that is discounted from the third party valuation and is payable over two years with no accruing interest rate.

Under the terms of the Purchase Agreement:

Purchase Price

•	The Company will purchase 100% of the membership interests of Hello Bar for total consideration of $2,750,000, payable as follows:

o	Cash at closing of $950,000;

o	Promissory note for the balance of $1,800,000 (the “Promissory Note”), which accrues no interest, and has the following repayment schedule:

■	$1,000,000 due in full on or before March 31, 2021 (the “Initial Maturity Date”);

•

The Company can extend the Initial Maturity Date to no later than December 31, 2021 (the “Extended Maturity Date”) for all or part of the amount due provided the Company notifies Mr. Kamo in writing at least 15 days prior to the Initial Maturity Date and no default exists under the Promissory Note;

■	$800,000 due in full after January 1, 2022, and before December 31, 2022 (the “Final Maturity Date”).

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PPP Loan

Hello Bar had received a loan under the Small Business Administration’s Paycheck Protection Program (the “PPP Loan”) in the amount of $92,111.00. Mr. Kamo agreed as part of the Purchase Agreement to either secure forgiveness of the PPP Loan or repay the outstanding balance of the PPP Loan. In the event he is unable to secure forgiveness of the PPP Loan, the Company and Mr. Kamo may agree to reduce the principal amount due under the Promissory Note by an amount equivalent to the outstanding principal amount of the PPP Loan.

Working Capital Cash Deposit into Hello Bar’s Bank Account

In addition to the Purchase Price, the Company will deposit $50,000 into Hello Bar’s bank account to be available immediately for use as operating capital.

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